Mail Stop 03-06



March 4, 2005

Andrew Makrides
President, Chief Executive Officer
Bovie Medical Corporation
734 Walt Whitman Road
Melville, New York 11747


Re:	Bovie Medical Corporation
	Amendment No. 1 to Registration Statement on Form S-3
	Filed February 15, 2005
	And Documents Incorporated by Reference
	File No. 333-120741

Dear Mr. Makrides:

      We have reviewed your revised filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1. Update your prospectus with material developments since the end of your third quarter, including known, material financial results for the forth quarter and full year. If there are no material changes, please provide a supplemental representation to that effect. Consideration should also be given to the updating requirements of
Item 310(g) of Regulation S-B.

Prospectus

2. Only a one-page cover may precede your prospectus cover.
Although
we do not object to the placement of the table of contents, other disclosure preceding the summary should be relocated.

Cover Page of Prospectus

3. We note that you have included the last reported sale price of your common stock on November 19, 2004. Please update the last reported sale price of your shares of common stock to a more recent date.

Risk Factors - Page 4

4. We note the revisions you have made to the second sentence of you introductory paragraph to your "Risk Factors" section. Since presumably registrants can only describe material risks that are known to them, it is not clear why your disclosure is qualified by reference to other risks of which you are not aware. Please revise.

We distribute a significant amount of our products - Page 4

5. Please expand your disclosure in response to comment 8 to be more specific. For example, where in the "Middle East" do you have distributors? Where in "South America" do you operate that is subject to the noted instability? What trade protection measures and licensing requirements in "Asia" affect you? What changes in the tax law are at issue?

6. We note your disclosure in the third paragraph that "international sales aggregated approximately $2.4M." Please indicate the period in which you derived these sales.

If we are unable to protect our proprietary - Page 7

7. Please reconcile the disclosure in this risk factor with the disclosure in your10-KSB in response to comment 19. If your patents are immaterial, please clarify the risk to your unprotected material intellectual property.

Where you can find more information - Page 9

8. We reissue the portion of our prior comment number 6 that indicated that Item 12 of Form S-3 does not permit incorporation by reference of a previously filed proxy statement. Please revise accordingly.

9. Please revise so that it is clear that the documents you have incorporated by reference into your prospectus include your annual and quarterly reports as amended to date.

10. Please tell us why you have not included your current report on
Form 8-K filed on December 30, 2004 in your list of filings that you are incorporating by reference into your registration statement.
Please refer to Item 12(a)(2) of Form S-3.

Selling Stockholders - Page 10

11. We note from your response to our prior comment number 11 that three of the selling stockholders are affiliated with broker-dealers.
As such, and with respect to each such selling stockholder, please revise your prospectus to state, if true, that:

* such seller purchased their respective shares in the ordinary course of business; and

* at the time of such seller`s purchase of the securities being registered for resale, such seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please note that if you are unable to make these statements in your prospectus you must amend your registration statement before effectiveness to be on a Form for which you are eligible to make a primary offering, and the prospectus must state that each applicable seller is an underwriter.

Signatures

12. Ensure that the registrant`s signature is currently dated.

Exhibit 5

13. Counsel also must consent to being named in the prospectus.

Exhibit 23

14. Revise to provide an updated accountants` consent with any amendment to the filing. We note that the consent is dated in March
25, 2004. Additionally, we note that the consent refers to "our report dated March 25, 2004," please update the consent to reflect the dual dated report included in the 10-KSB/A.

Amended Annual Report on Form 10-KSB/A for the year ended December
31, 2003

Item 1 - Description of Business - Page 1

15. Expand your response to comment 15 to address whether your financial commitments under the agreement are material given your current resources.

16. We note that you have filed the Manufacturing and Development Agreement between you and Arthrex as Exhibit 99.1 to your registration statement on Form S-3. Please tell us why this agreement should not be listed in your exhibit index as a material contract pursuant to Item 601(b)(10) of Regulation S-B in your annual report on Form 10-KSB/A. In addition, please provide a brief description of the material terms of your agreement/relationship with
Arthrex in "Item 1 - Business Description" of your Form 10-KSB/A.

New Products - Page 3

17. Please expand your response to comment 17 to clarify why you have highlighted an agreement in your annual report that you supplementally represent is immaterial. Also tell us the amount you will need to commit to bring the related product to market and why that amount is immaterial to you.

Item 6 - Management`s Discussion and Analysis - Page 8

Results of Operations - Page 8

18. We refer to our prior comment number 22. Please clarify whether any of the particular products in your cauteries and electrosurgical product categories have accounted for a material portion of your product sales within each of these categories.

19. Please expand your discussion to indicate the reasons for the material variations in the sales of your product categories over the periods presented. As one example, please describe the reasons for the significant increase in sales of your electrosurgical products to the OEM customer which accounted for $3.6 million of your sales in 2003. Please clarify, if true, that this OEM customer was Arthrex.

20. We note that your sales to the OEM customer accounted for more than 10% of your sales and a significant portion of your growth. As such, please expand your disclosure in "Item 1. Description of Business" to briefly describe your dependence on one or a few major customers in accordance with Item 101(b)(6) of Regulation S-B.

Item 9 - Directors, Executive Officers, Promoters and Control
Persons
- Page 15

21. We reissue comments 26 and 27. Please provide all required disclosure for this item in this section. Ensure to use all proper captions; see Item 405(a)(1) of Regulation S-B.

Item 10 - Remuneration - Page 17

22. We note that you have revised to remove the compensation disclosures for Mr. Kozloff and Mr. Sablowski, and that you have not provided compensation disclosure for Mr. Peabody, your Chief Financial Officer. Supplementally describe how your disclosures provide the required information with respect to each of these persons covered by Item 402(a)(2) of Regulation S-B. If your compensation tables do not provide all of the required disclosures, please revise.

Item 11 - Security Ownership of Certain Beneficial Owners and
Related
Transactions - Page 21

23. Beneficial ownership must be calculated as directed in Instruction 3 to Regulation S-B Item 403. Securities that are not outstanding are not included in the calculation of an individual`s percentage ownership unless that individual has the right to acquire those securities within 60 days. However, footnote (i) to your table indicates that you have included all shares that may be acquired by all of the named individuals in each individual`s ownership calculation. Please revise the table or demonstrate supplementally that the corrected calculations would not result in any material changes.

24. We note your response to our prior comment number 30. Please advise us when you have completed posting your Forms 3, 4 and 5 on your website or the date on which you intend to do so.

Item 13 - Exhibits and Reports on Form 8-K - Page 22

25. We reissue our prior comment number 31 to the extent that it requested that you include an exhibit index listing all of the required exhibits and indicating whether those exhibits have been filed along with your Form 10-KSB or whether they have been incorporated by reference. Please refer to Item 13 of Form 10-KSB.

Item 14 - Disclosure Controls and Procedures - Page 22

26. We reissue comment 32.  Rather than clearly stating
conclusions
as of the end of the period covered by the report, your disclosure continues to state that Bovie carried out an evaluation "[w]ithin
90
days prior to the date of this report (`Evaluation Date`)."

27. We note your statement that your disclosure controls and procedures were "effective at ensuring that required information will be disclosed on a timely basis in our periodic reports filed under and pursuant to the Exchange Act." If you wish include such language explaining the scope of the conclusion, please ensure that it is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please revise your filings accordingly.

Report of Independent Registered Public Accounting Firm

28. We note that in the original 10-KSB filed on March 30, 2004, the
"Independent Auditors` Report" was dated March 30, 2004, however in the updated 10-KSB/A filed on February 16, 2005 the report was dated
March 25, 2004. Please tell us what caused the change in the date.

Financial Statements

Consolidated Statement of Cash Flows - Page F-6

29. In future filings revise the total in the 2002 operating activities column to indicate this is cash used by operations.

Note 1. Significant Accounting Policies

Accounts Receivable - Page F-9

30. Refer to your prior comment 37. In future filings please describe the nature of the sales volume discounts that you provide to customers and clarify the accounting treatment for these and any other sales incentives.

Inventories and Repair Parts - Page F-10

31. Refer to your prior comments 36 and 38. Additionally, please clarify in future filings that the amount charged to operations for the obsolete raw material discussed on page F-10 represents the write-off of the reserve.

Notes Payable - Page F-11

32. We see your proposed changes in response to prior comments 34 and
35. Please tell us the nature of the insurance premium financing arrangement.

Goodwill and Other Intangible Assets - Page F-11

33. We see your proposed changes in response to prior comment 40.
Please provide details of the basis for classifying the trade name as an indefinite-lived intangible asset.

Revenue Recognition - Page F-12

34. In future filings clearly indicate whether there are any post shipment.

Research and Development Costs for Others - Page F-13

35. Refer to your response to prior comment 43. We note that you have included enhanced disclosure regarding your development agreements; however supplementally and in future filings provide details of your revenue recognition policy for research and development performed for others.

Restatement of Financial Statements - Page F-17

36. In future filings when previously issued financial statements are revised please clearly label all the financial statements as restated and provide all the disclosures required by APB 20. The impact of the restatement should be clearly disclosed.

Note 2. Joint Venture Agreement - Page F-18

37. We see your proposed change in response 45. We note in your response that you indicate items, such as you own 50% of the equity and profits, and that the joint venture partner has contributed little, if anything at all, etc., therefore suggesting to us that the joint venture could be a variable interest entity. Please provide us with your analysis of why you believe that this joint venture does not meet the requirements to be consolidated under FIN 46.

Note 12. Commitments and Contingencies - Page F-26

38. We note your response to prior comment 53 and continue to believe that you need to disclose as a commitment, the future financing related to the joint venture of $1.5M. Please revise in future filings to disclose details of this and any other significant commitments, contingencies or guarantees with joint ventures or from any other collaborative arrangements.

Note 14. Industry Segment Reporting - Page F-28

39. Refer to prior comment 56a. Please clarify whether or not you are licensing or selling your manufacturing rights and customer list.
Tell us whether you have significant continuing involvement and what consideration you gave to the requirements of paragraph 42 of SFAS 144 when considering whether to report this as a discontinued operation.

40. In that regard, tell us how you initially accounted and classified the $500k related to the sale of the non-medical product line. For instance did you initially record this $500k as revenue and present it within the gain of discontinued operations?
Supplementally, tell us how you account for the $8k you receive on a monthly basis.

Quarterly Report on Form 10-QSB for the Period Ended September 30,
2004

41. Please expand your response to comment 61 to clarify how location of the end user affects commissions that you were previously paying.
It remains unclear whether payments were paid incorrectly before this data became available.

Current Report on Form 8-K filed October 4, 2004

42. Tell us why the information in this filing was not disclosed under Item 5.02 of Form 8-K. Also demonstrate why you believe this filing was timely or why you believe you have satisfied the eligibility requirements in General Instruction I.A.3(b) of Form S-3.

Current Report on Form 8-K filed December 30, 2004

43. File the Distribution and Service Center Agreement that you have entered into with Symbol Medical Limited. In addition, please ensure that the "Risk Factors" included in your registration statement include any material risks that agreement may present to your business. For example, we note that going forward it appears that Symbol will be your exclusive distributor and marketer in the Far East after the terms of your agreements with your existing distributors expire.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 824-5565, or Brian Cascio, Branch Chief, at (202) 942-1791, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at
(202) 824-5697 with questions regarding our comments on any other part of your filing.


      Sincerely,



							Russell Mancuso
							Branch Chief

cc:	Alfred V. Greco, Esq. (via fax)
??

??

??

??

Andrew Makrides
Bovie Medical Corporation
March 4, 2005
Page 9